Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on May 27, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

Lifeward Ltd.
(Exact name of registrant as specified in its charter)

State of Israel	3842	Not Applicable
(State or Other Jurisdiction of Incorporation or	(Primary Standard Industrial Classification	(I.R.S. Employer Identification No.)
Organization)	Code Number)

	200 Donald Lynch Blvd.
	Marlborough, MA 01752

(508) 251-1154
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Larry Jasinski
Chief Executive Officer
Lifeward, Inc.
200 Donald Lynch Blvd.
Marlborough, MA 01752
(508) 251-1154
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Rachael M. Bushey, Esq.	Aaron M. Lampert, Adv.
Jennifer L. Porter, Esq.	Ephraim Peter Friedman, Adv.
Goodwin Procter LLP	Goldfarb Gross Seligman & Co.
3025 John F Kennedy Blvd	Azrieli Center, Round Tower
Philadelphia, PA 19104	Tel Aviv 6701101, Israel
Tel: (445) 207-7805	Tel: +972 (3) 607-4444

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is prohibited.

SUBJECT TO COMPLETION, DATED          , 2025

PRELIMINARY PROSPECTUS

Up to           Ordinary Shares and accompanying Warrants to Purchase Up to          Ordinary Shares
or
Up to          Pre-Funded Warrants to Purchase Up to          Ordinary Shares and accompanying Warrants to Purchase Up to          Ordinary Shares

Up to          Placement Agent Warrants to Purchase Up to          Ordinary Shares
Up to          Ordinary Shares Issuable Upon Exercise of the Warrants, Pre-Funded Warrants and Placement Agent Warrants

We are offering up to          ordinary shares, par value NIS 1.75 per share, together with warrants to purchase up to          ordinary shares (the “Warrants”), pursuant to this prospectus. The assumed combined public offering price for each ordinary share, together with an accompanying Warrant to purchase one ordinary share, is $                 , which is equal to the last reported sale price of our ordinary shares on The Nasdaq Capital Market on                 , 2025. The ordinary shares and Warrants will be separately issued, but the ordinary shares and Warrants will be issued to purchasers in the ratio of one to one. Each Warrant will have an exercise price of $                 per share, will be exercisable beginning on the later of: (i) the effective date of shareholder approval of the increase in the number of our authorized ordinary shares (the “Authorized Share Shareholder Approval”) and (ii) the effective date of shareholder approval of the issuance of the ordinary shares upon exercise of the Warrants (the “Warrant Shareholder Approval”), provided however, if the Pricing Conditions (as defined below) are met, the Warrant Shareholder Approval will not be required and the Warrants will be exercisable upon the effective date of the Authorized Share Shareholder Approval (the “Initial Exercise Date”). The Warrants will expire on the                 anniversary of the Initial Exercise Date. As used herein “Pricing Conditions” means that the combined public offering price per share and accompanying Warrant is such that the Warrant Shareholder Approval is not required under the rules of The Nasdaq Stock Market LLC (“Nasdaq”) because either (i) the offering is an at-the-market offering under Nasdaq rules and such price equals or exceeds the sum of (a) the applicable “Minimum Price” per share under Nasdaq Rule 5635(d) plus (b) $0.125 per whole share of ordinary share underlying the Warrants or (ii) the offering is a discounted offering where the pricing and discount (including attributing a value of $0.125 per whole share of ordinary shares underlying the Warrants) meet the pricing requirements under Nasdaq’s rules.

We are also offering pre-funded warrants to purchase up to                        ordinary shares (the “Pre-Funded Warrants”) to those purchasers whose purchase of ordinary shares in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares following the consummation of this offering in lieu of the ordinary shares that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%). Each Pre-Funded Warrant will be exercisable for one share of ordinary shares at an exercise price of $0.0001 per share. Each Pre-Funded Warrant is being issued together with the same Warrants described above being issued with each share of ordinary shares. The assumed combined public offering price for each such Pre-Funded Warrant, together with an accompanying Warrant to purchase one share of ordinary shares, is $                 , which is equal to the last reported sale price of our ordinary shares on The Nasdaq Capital Market on                 , 2025, minus $0.0001, the exercise price of the Pre-Funded Warrants. Each Pre-Funded Warrant will be exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants and accompanying Warrants are immediately separable and will be issued separately in this offering, but the Pre-Funded Warrants and Warrants will be issued to purchasers in the ratio of one to one. This prospectus also relates to the offering of the ordinary shares issuable upon exercise of the Warrants, Pre-Funded Warrants and Placement Agent Warrants (as defined herein). For each Pre-Funded Warrant sold, the number of ordinary shares sold will be reduced on a one-for-one basis.

There is no established public trading market for the Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Warrants or the Pre-Funded Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants and the Pre-Funded Warrants will be limited.

This offering will terminate on          , 2025, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The combined public offering price per ordinary share (or Pre-Funded Warrant in lieu thereof) and accompanying Warrants will be fixed for the duration of this offering.

We have engaged          (the “Placement Agent”), to act as our exclusive placement agent in connection with this offering. The Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering and the Placement Agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay to the Placement Agent the Placement Agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no minimum number of securities or amount of proceeds required as a condition to closing in this offering. In addition, because there is no escrow trust or similar arrangement and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill all of our contemplated objectives due to a lack of interest in this offering. Investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. We will bear all costs associated with the offering. See “Plan of Distribution” on page 25 of this prospectus for more information regarding these arrangements.

i

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “LFWD.” The last reported sales price of our ordinary shares on The Nasdaq Capital Market on          , 2025 was $           per ordinary share.

The assumed combined offering price used throughout this prospectus has been included for illustration purposes only, and may not be indicative of the final offering price. The actual combined public offering price per ordinary share and accompanying Warrant and the combined public offering price per Pre-Funded Warrant and accompanying Warrant we are offering and the exercise price and other terms of the Warrants will be negotiated between us and the purchasers, in consultation with the Placement Agent. The combined public offering price per ordinary share and accompanying Warrant and the combined public offering price per Pre-Funded Warrant and accompanying Warrant may be at a discount to the current market price of our ordinary shares. Therefore, the recent market price used throughout this prospectus may differ substantially from the combined public offering price.

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” carefully before you invest in any of our securities.

We are a “smaller reporting company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and the documents incorporated by reference herein and may elect to comply with reduced public company reporting requirements in future filings. See “Prospectus Summary – Implications of Being a Smaller Reporting Company.”

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus.

None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved of these securities being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share and Accompanying Warrant	Per Pre-Funded Warrant and Accompanying Warrant	Total
Combined Public Offering Price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds to us, before expenses(2)	$	$	$

(1)
Represents a cash fee equal to                     % of the aggregate gross proceeds raised in this offering. In addition, we have also agreed to pay the Placement Agent a management fee equal to                    % of the aggregate gross proceeds raised in this offering and to reimburse the Placement Agent for its non-accountable expenses in the amount of $                   , for its legal fees and expenses and other out-of-pocket expenses in an amount of $                   , and for its clearing expenses in the amount of $                   . In addition, we have agreed to issue to the Placement Agent, or its designees, warrants (the “Placement Agent Warrants”) as compensation in connection with this offering to purchase a number of ordinary shares equal to                    % of the aggregate number of ordinary shares and Pre-Funded Warrants being offered at an exercise price equal to                    % of the combined public offering price per ordinary share and accompanying Warrant. See the section entitled “Plan of Distribution” of this prospectus for a description of the compensation to be received by the Placement Agent.

(2)
Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual offering amount, Placement Agent fees, estimated expenses and net proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. The amount of the proceeds to us presented in this table does not give effect to any exercise of the Warrants or Placement Agent Warrants offered hereby.

Delivery of the securities to the purchasers is expected to be made on or about           , 2025, subject to the satisfaction of customary closing conditions.

The date of this prospectus is                 , 2025

ii

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

iii

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

We have not, and the Placement Agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

For investors outside the United States: We have not, and the Placement Agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, incorporated by reference or that will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Unless the context clearly indicates otherwise, references in this prospectus to “we,” “our,” “ours,” “us,” “the Company” and “Lifeward” refer to Lifeward Ltd. and its subsidiaries.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and the documents incorporated by reference herein. This summary does not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus and the documents incorporated by reference herein. You should pay special attention to the “Risk Factors” section of this prospectus and the financial statements and other information incorporated by reference in this prospectus. The terms the “Company”, “our”, or “we” refer to Lifeward Ltd. and its subsidiaries.

Overview

We are a medical device company that designs, develops, and commercializes life-changing solutions that span the continuum of care in physical rehabilitation and recovery, delivering proven functional and health benefits in clinical settings as well as in the home and community. Our initial product offerings were the ReWalk Personal and ReWalk Rehabilitation Exoskeleton devices for individuals with spinal cord injury, or SCI Products. These devices are robotic exoskeletons that are designed for individuals with paraplegia that use our patented tilt-sensor technology and an onboard computer and motion sensors to drive motorized legs that power movement. These SCI Products allow individuals with spinal cord injury, or SCI, the ability to stand and walk again during everyday activities at home or in the community. In March 2023, we received clearance of our premarket notification, or 510(k), from the U.S. Food and Drug Administration, or FDA, for the ReWalk Personal Exoskeleton with stair and curb functionality, which adds usage on stairs and curbs to the indication for use for the device in the U.S. The clearance permits U.S. customers to participate in more walking activities in real-world environments in their daily lives where stairs or curbs may have previously limited them when using the exoskeleton for its intended, FDA-indicated uses. This feature has been available in Europe since initial CE Clearance, and real-world data from a cohort of 47 European users throughout a period of over seven years consisting of over 18,000 stair steps was collected to demonstrate the safety and efficacy of this feature and support the FDA submission. In June 2024, we submitted to the FDA a 510(k) premarket notification for ReWalk 7 Personal Exoskeleton device, a next-generation ReWalk model, and such 510(k) is pending FDA review.

We have sought to expand our product offerings beyond the SCI Products through internal development, distribution agreements, and acquisitions. We have developed our ReStore Exo-Suit device, which we began commercializing in June 2019 (we ceased sales in the European Union in May 2024). The ReStore is a powered, lightweight soft exo-suit intended for use during the rehabilitation of individuals with lower limb disabilities due to stroke. In the second quarter of 2020, we signed an agreement to become the exclusive distributor of the MYOLYN MyoCycle FES Pro cycles to U.S. rehabilitation clinics and for the MyoCycle Home cycles available to U.S. veterans through the Veterans Health Administration hospitals.

In August 2023, we made our first acquisition to supplement our internal growth when we acquired AlterG, a leading provider of Anti-Gravity systems for use in physical and neurological rehabilitation. We paid a cash purchase price of approximately $19 million at closing and additional cash earnout payments may be paid based upon a percentage of AlterG’s revenue growth over the two years following the closing. The AlterG Anti-Gravity systems use patented, National Aeronautics and Space Administration derived differential air pressure technology to reduce the effects of gravity and allow patients to rehabilitate with finely calibrated support and reduced pain. AlterG Anti-Gravity systems are utilized in over 4,000 facilities globally in more than 40 countries. We will continue to evaluate other products for distribution or acquisition that can broaden our product offerings further to help individuals with neurological injury and disability.

In March 2025, we announced an agreement to increase our penetration of SCI Products into the workers’ compensation market in which CorLife, LLC., a Delaware limited liability company, or CorLife, and a division of Numotion, the nation’s leading and largest provider of products and services that provide mobility, health and personal independence. Pursuant to the agreement, CorLife became the exclusive distributor for the ReWalk Personal Exoskeleton for individuals with workers’ compensation claims. The agreement leverages CorLife’s extensive network of credentialed providers and experts to include the ReWalk Personal Exoskeleton among the services and equipment they provide to thousands of injured workers each year. Under the agreement, the CorLife reimbursement team manages all workers’ compensation claims submissions for the ReWalk Personal Exoskeleton. We believe this agreement will build awareness of the benefits of the ReWalk Personal Exoskeleton among individuals with workers’ compensation coverage and gain us access to the resources of CorLife to facilitate efficient processing of claims.

We are in the research stage of ReBoot, a personal soft exo-suit for home and community use by individuals post-stroke, and we are currently evaluating the reimbursement landscape and the potential clinical impact of this device. This product would be a complementary product to ReStore as it provides active assistance to the ankle during plantar flexion and dorsiflexion for gait and mobility improvement in the home environment, and it received Breakthrough Device Designation from the FDA in November 2021. Further investment in the development path of the ReBoot was paused in 2023 pending determination regarding the clinical and commercial opportunity of this device and at this time it remains on hold.

Our principal markets are primarily in the United States and Europe with some lesser sales in Asia, the Middle East and South America. We sell our products primarily directly in the United States, through a combination of direct sales and distributors (depending on the product line) in Germany and Canada, and primarily through distributors in other markets. In markets where we sell direct to customers, we have established relationships with clinics and rehabilitation centers, professional and college sports teams, and individuals and organizations in the SCI community, and in markets where we do not sell direct to customers, our distributors maintain these relationships. We have primary offices in Yokneam, Israel, Marlborough, Massachusetts, and Berlin, Germany. We also had offices in Fremont, California and Queens, New York where we ceased operations as of December 31, 2024.

Corporate Information

We were incorporated in 2001 under the laws of the State of Israel. Our principal executive offices are located at 200 Donald Lynch Blvd., Marlborough, MA, and our telephone number is (508) 251-1154. Our website address is https://golifeward.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. We have irrevocably appointed Lifeward, Inc. (formerly ReWalk Robotics, Inc.) as our agent to receive service of process in any action against us in any United States federal or state court. The address of Lifeward, Inc. is 200 Donald Lynch Blvd., Marlborough, Massachusetts 01752.

Lifeward®, ReWalk®, ReStore® and Alter G® are our registered trademarks in Israel and in the United States and Restore™ is our registered trademark in Europe and the United States. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined under Rule 405 of the Securities Act. We may continue to be a smaller reporting company if either (i) the market value of our ordinary shares held by non-affiliates was less than $250 million on the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our ordinary shares held by non-affiliates was less than $700 million on the last business day of our most recently completed second fiscal quarter. For so long as we remain a smaller reporting company, we are permitted to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Securities we are offering
Up to                     ordinary shares and accompanying Warrants to purchase up to                     ordinary shares, or Pre-Funded Warrants to purchase up to                      ordinary shares and accompanying Warrants to purchase up to                      ordinary shares. The ordinary shares, or Pre-Funded Warrants, and in each case the accompanying Warrants will be separately issued, but the ordinary shares, or Pre-Funded Warrants, and in each case the accompanying Warrants will be issued to purchasers in the ratio of one to one. There is no established trading market for the Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Warrants or the Pre-Funded Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Warrants and Pre-Funded Warrants will be limited.

Description of Warrants
Each Warrant is exercisable for one ordinary share, will have an exercise price of $                    per share, and will be exercisable beginning on the later of: (i) the effective date of the Authorized Share Shareholder Approval and (ii) the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, the Warrants will be exercisable on the Initial Exercise Date. The Warrants will expire on the          anniversary of the Initial Exercise Date.

To better understand the terms of the Warrants, you should carefully read the “Description of Securities We Are Offering” section of this prospectus. You should also read the forms of Warrants, which will be filed as exhibits to the registration statement that includes this prospectus. This prospectus also relates to the offering of the ordinary shares issuable upon exercise of the Warrants.

Description of Pre-Funded Warrants
If the issuance of ordinary shares to a purchaser in this offering would result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares following the consummation of this offering, then such purchaser may purchase, if they so choose, in lieu of the ordinary shares that would result in such excess ownership, a Pre-Funded Warrant to purchase ordinary shares for a purchase price per ordinary share subject to such Pre-Funded Warrant equal to the per share combined public offering price for the ordinary shares to be sold in this offering less $0.0001. Each Pre-Funded Warrant will have an exercise price of $0.0001 per share, will be exercisable upon issuance and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Purchasers of Pre-Funded Warrants will also receive an accompanying Warrant as if such purchasers were buying ordinary shares in this offering.

To better understand the terms of the Pre-Funded Warrants, you should carefully read the “Description of Securities We Are Offering” section of this prospectus. You should also read the form of Pre-Funded Warrant, which will be filed as an exhibit to the registration statement that includes this prospectus. This prospectus also relates to the offering of the ordinary shares issuable upon exercise of these Pre-Funded Warrants.

Description of Placement Agent Warrants
We have also agreed to issue to the Placement Agent or its designees as compensation in connection with this offering, the Placement Agent Warrants to purchase up to                 ordinary shares. The Placement Agent Warrants will be exercisable beginning on the later of: (i) the effective date of the Authorized Share Shareholder Approval and (ii) the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, such Placement Agent Warrants will be exercisable on the Initial Exercise Date and will have substantially the same terms as the Warrants, except that the Placement Agent Warrants will have an exercise price of $                    per share (representing               % of the combined public offering price per ordinary share and accompanying Warrant) and a termination date that will be                years from the commencement of the sales pursuant to this offering. See “Plan of Distribution” below.

To better understand the terms of the Placement Agent Warrants, you should carefully read the descriptions of the Placement Agent Warrants in the “Description of Securities We Are Offering” and “Plan of Distribution” sections of this prospectus. You should also read the form of Placement Agent Warrant, which will be filed as an exhibit to the registration statement that includes this prospectus. This prospectus also relates to the offering of the ordinary shares issuable upon exercise of the Placement Agent Warrant.

Ordinary shares outstanding immediately prior to this offering	ordinary shares.

Ordinary shares to be outstanding after this offering
                    ordinary shares, assuming no sale of Pre-Funded Warrants in this offering and no exercise of the Warrants or Placement Agent Warrants being issued in this offering and an assumed combined public offering price of $                   per share and accompanying Warrant, which is equal to the last reported sale price per ordinary share on The Nasdaq Capital Market on                              , 2025.

Use of proceeds
We estimate that the net proceeds of this offering based upon an assumed combined public offering price of $                 per ordinary share and accompanying Warrant, which was the closing price of our ordinary shares on The Nasdaq Capital Market on                      , 2025, after deducting Placement Agent fees and estimated offering expenses, will be approximately $             million, assuming no sale of the Pre-Funded Warrants offered hereby and no exercise of the Warrants and Placement Agent Warrants. We currently intend to use the net proceeds from this offering for continuing commercial efforts, working capital, and general corporate purposes. See “Use of Proceeds.”

Lock-up Agreements
The Company and our directors and officers have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of (     )                  days after the closing of this offering. See “Plan of Distribution” for more information.

Risk factors
An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” in this prospectus.

Nasdaq Capital Market symbol	Our ordinary shares are listed on Nasdaq under the symbol “LFWD.”

Ordinary Shares Outstanding and Other Outstanding Warrants

Unless otherwise stated in this prospectus, the total number of ordinary shares outstanding both before and after this offering is based on 11,086,260 ordinary shares outstanding as of May 19, 2025 and excludes:

•
299,700 ordinary shares reserved for issuance under our equity incentive plans, of which there were outstanding options to purchase 4,551 ordinary shares at a weighted average exercise price of $186.43 per share and 295,149 ordinary shares underlying unvested RSUs;

•
953 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $52.50 per share, which were granted on December 31, 2015 and December 28, 2016 to Kreos Capital V (Expert Fund) Limited, and are currently exercisable (in whole or in part) until the earlier of (i) December 30, 2025 or (ii) an “M&A Transaction,” as defined in the warrant;

•
64,099 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $12.32 per share, which were issued to certain institutional investors in the private placement on July 6, 2020, and may be exercised until January 6, 2026, subject to the terms thereof;

•
42,326 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $15.95 per share, which were issued to the representative of the placement agent in the private placement on July 6, 2020 and may be exercised until July 2, 2025, subject to the terms thereof;

•
83,821 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $9.38 per share, which were issued to certain institutional investors in the private placement on December 8, 2020 and may be exercised until June 8, 2026, subject to the terms thereof;

•
15,543 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $12.55 per share, which were issued to the representative of the placement agent in the private placement on December 8, 2020 and may be exercised until June 8, 2026, subject to the terms thereof;

•
780,095 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $25.20 per share, which were issued to certain institutional investors in the private placement on February 26, 2021 and may be exercised until August 26, 2026, subject to the terms thereof;

•
93,612 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $32.05 per share, which were issued to the representative of the placement agent in the private placement on February 26, 2021 and may be exercised until August 26, 2026, subject to the terms thereof;

•
1,143,821 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $14.00 per share, which were issued to certain institutional investors in the private placement on September 27, 2021 and may be exercised until March 29, 2027, subject to the terms thereof;

•
137,257 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $17.81 per share, which were issued to the representative of the placement agent in the private placement on September 27, 2021 and may be exercised until September 27, 2026, subject to the terms thereof;

•
1,818,183 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $2.75 per share, which were issued to certain institutional investors in the private placement on January 8, 2025 and may be exercised until January 10, 2028, subject to the terms thereof; and

•
109,091 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $3.44 per share, which were issued to the representative of the placement agent in the private placement on January 8, 2025 and may be exercised until January 10, 2028, subject to the terms thereof.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise of the warrants described above;

•	no sale of any Pre-Funded Warrants in this offering, which, if sold, would reduce the number of ordinary shares that we are offering on a one-for-one basis; and

•	no exercise of any Warrants or Placement Agent Warrants issued in this offering.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks described below and those discussed under the Section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024, or 2024 Annual Report, and subsequent Quarterly Reports on Form 10-Q, as filed with the SEC and which are incorporated by reference in this prospectus, together with other information in this prospectus, the information and documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. Please also read carefully the section above entitled “Forward-Looking Statements.”

Risks Related to Our Financial Position and Need for Additional Capital

We have concluded that there is substantial doubt as to our ability to continue as a going concern.

As of March 31, 2025, we had an accumulated deficit in the total amount of approximately $269.7 million and anticipate further losses in the development of our business. Those factors raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends upon our obtaining the necessary financing to meet our obligations and timely repay our liabilities arising from normal business operations. The financial statements included in our 2024 Annual Report have been prepared assuming that we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management concluded that substantial doubt about our ability to continue as a going concern exists as of the date of the issuance of these financial statements.

In addition, our independent registered public accounting firm included an explanatory paragraph in its report on our consolidated financial statements as of and for the year ended December 31, 2024, which stated that substantial doubt existed about our ability to continue as a going concern. If we are unable to secure additional capital, we may be required to take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. If we become insolvent, investors in our securities may lose the entire value of their investment in our business. Our consolidated financial statements as of and for the year ended December 31, 2024, do not include any adjustments that may be necessary should we be unable to continue as a going concern, and it is not possible for us to predict at this time the potential success of our business.

We will require additional capital funding, the receipt of which may impair the value of our ordinary shares.

Our future capital requirements depend on many factors, including our research, development, sales and marketing activities. We will need to raise additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in order to continue to develop our drug candidates. There can be no assurance that additional capital will be available when needed or on terms satisfactory to us, if at all. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing ordinary shares.

Risks Related to This Offering

This offering is being made on a reasonable best efforts basis, with no minimum amount of securities required to be sold, and we may sell fewer than all of the securities offered hereby.

The Placement Agent has agreed to use their reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering, and there can be no assurance that the offering contemplated hereby will ultimately be consummated. Even if we sell securities offered hereby, because there is no minimum offering amount required as a condition to closing of this offering, the actual offering amount is not presently determinable and may be substantially less than the maximum amount set forth on the cover page of this prospectus. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering, if any, for continuing commercial efforts, working capital and general corporate purposes. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds, if any, may be used for corporate purposes that do not improve our operating results or enhance the value of our ordinary shares. The failure of our management to use these funds effectively could have a material adverse effect on our business and cause the market price of our ordinary shares to decline.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
The exercisability of the Warrants is contingent upon us obtaining the Authorized Share Shareholder Approval and Warrant Shareholder Approval. If we do not obtain such shareholder approval, the Warrants may never become exercisable.

The Warrants are not immediately exercisable, as their exercisability is contingent upon us obtaining the requisite shareholder approvals under applicable rules and regulations of the Nasdaq Stock Market and shareholder approval to increase the number of our authorized ordinary shares. The Warrants will not become exercisable until the later of: (i) the effective date of the Authorized Share Shareholder Approval and (ii) the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, the Warrants will be exercisable on the Initial Exercise Date. The Warrants are thereafter immediately exercisable, and will expire on the                 anniversary of the date on which the requisite shareholder approval is obtained.

Our Sixth Amended and Restated Articles of Associate currently require the affirmative vote of a simple majority of the votes cast by shareholders in person or by proxy to approve an increase in the number of our authorized ordinary shares. Although pursuant to the securities purchase agreement, dated                 , 2025, entered into between us and the investors in connection with this offering, the investors agreed to vote each share of ordinary shares obtained in this offering in favor of any resolution presented to our shareholders for the purpose of obtaining the requisite shareholder approval, we still may not be able to obtain the requisite approval. In the event that we cannot obtain the requisite shareholder approval, the Warrants may never become exercisable and will have no value.

You will experience immediate dilution in the net tangible book value per ordinary share purchased in the offering.

Since the effective public offering price of our ordinary shares in this offering is substantially higher than the as adjusted net tangible book value per ordinary share outstanding prior to this offering, you will suffer dilution in the book value of the ordinary shares you purchase in this offering. After giving effect to the sale of our ordinary shares in the aggregate offering amount of $ at an assumed effective offering price of $                 per ordinary share (the last reported sale price of our ordinary shares on The Nasdaq Capital Market on                 , 2025), assuming no sale of any Pre-Funded Warrants offered hereby, no exercise of the Warrants or the Placement Agent Warrants, and after deducting the Placement Agent’s fees and estimated offering expenses payable by us, you would suffer immediate dilution of $                 per share in the as adjusted net tangible book value of the ordinary shares. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

If you purchase our securities in this offering you may experience future dilution as a result of future equity offerings or other equity issuances.

In order to raise additional capital, we expect to offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares in the future. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price at which we sell additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares in future transactions may be higher or lower than the price per share in this offering.

Issuances of our ordinary shares, including upon the settlement of restricted stock units, or securities convertible into or exercisable for ordinary shares following this offering, as well as the exercise of options, will dilute your ownership interests and may adversely affect the future market price of our ordinary shares.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements, which may cause your ownership interest to be diluted. In addition, as of March 31, 2025, there were options to purchase 4,551 of our ordinary shares outstanding at a weighted average exercise price of $186.43 per share, 319,088 of our ordinary shares issuable upon the vesting and settlement of restricted stock units outstanding, and 4,288,801 of our ordinary shares issuable upon the exercise of outstanding warrants, with exercise prices ranging from $2.75 to $52.50 per share. If these securities are exercised or settled, you may incur further dilution. Moreover, to the extent that we issue additional restricted stock units or options to purchase, or securities convertible into or exchangeable for, our ordinary shares in the future and those restricted stock units, options or other securities are settled, exercised, converted or exchanged, shareholders may experience further dilution.

Future sales of our ordinary shares, or the perception that such future sales may occur, may cause the price of our ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales could occur, following this offering could cause the market price of our ordinary shares to decline. A substantial majority of our ordinary shares are, and the ordinary shares sold in this offering upon issuance will be, freely tradable without restriction or further registration under the Securities Act.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for           from closing, subject to certain exceptions; (iii) agreement to not enter into any financings for          days from closing, subject to certain exceptions; and (iv) indemnification for breach of contract.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
There is no public market for the Warrants and Pre-Funded Warrants being offered in this offering.

There is no established public trading market for the Warrants and Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or Pre-Funded Warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the Warrants or Pre-Funded Warrants will be limited.

The holders of Warrants and Pre-Funded Warrants purchased in this offering will have no rights as holders of ordinary shares until such holders exercise their Warrants or Pre-Funded Warrants and acquire ordinary shares, except as set forth in the Warrants and Pre-Funded Warrants.

Until a holder of Warrants and Pre-Funded Warrants acquires the ordinary shares upon exercise of the Warrants and Pre-Funded Warrants, as the case may be, such holder will have no rights with respect to the ordinary shares underlying such Warrants and Pre-Funded Warrants, except as set forth in the Warrants and Pre-Funded Warrants. Upon exercise of the Warrants and Pre-Funded Warrants, such holders will be entitled to exercise the rights of holders of ordinary shares only as to matters for which the record date occurs after the exercise date.

The Warrants and Pre-Funded Warrants are speculative in nature.

The Warrants and Pre-Funded Warrants do not confer any rights of ordinary share ownership on their holders, such as voting rights, but rather merely represent the right to acquire ordinary shares at a fixed price for a limited period of time. There can be no assurance that the market price of the ordinary shares will ever equal or exceed the exercise price of the Warrants, and consequently, it may not ever be profitable for holders of the Warrants to exercise the Warrants.

Because there are no current plans to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell ordinary shares for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our ordinary shares unless you sell your ordinary shares for a price greater than that which you paid for it.

The market price and trading volume of our ordinary shares may be volatile.

The price of our ordinary shares has been and may continue to be volatile. Even though our ordinary shares are listed on Nasdaq, an active trading market for our ordinary shares may not be sustained. The lack of an active trading market may impair the value of your ordinary shares and your ability to sell your ordinary shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our ordinary shares and enter into strategic partnerships by using our ordinary shares as consideration. Furthermore, there can be no guarantee that we will continue to satisfy the continued listing standards of Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our ordinary shares.

We cannot predict the prices at which our ordinary shares may trade. The market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our growth rate or results of operations or those of our competitors;
•	customer acceptance of our products;
•	announcements by us or our competitors of new products or services, commercial relationships, acquisitions, or expansion plans;
•	announcements by us or our competitors of other material developments;
•	our involvement in litigation;
•	changes in government regulation applicable to us and our products;
•	sales, or the anticipation of sales, of our ordinary shares, warrants and debt securities by us, or sales of our ordinary shares by our insiders or other shareholders;
•	developments with respect to intellectual property rights;
•	competition from existing or new technologies and products;
•	changes in key personnel;
•	the trading volume of our ordinary shares;
•	changes in the estimation of the future size and growth rate of our markets;
•	changes in our quarterly or annual forecasts with respect to operating results and financial conditions;
•	general economic and market conditions; and
•	announcements regarding business acquisitions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. Technical factors in the public trading market for our ordinary shares may produce price movements that may or may not comport with macro, industry or Company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our ordinary shares and any related hedging or other technical trading factors. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company, as was the case for Lifeward in a securities class action dismissed in full in November 2020. If we become involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Lifeward’s future performance and other statements that are not statements of historical fact and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “should,” “would,” “seek” and similar terms or phrases.

These forward-looking statements are based on our management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict, and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include:

•	our expectations regarding future growth, including our ability to increase sales in our existing geographic markets and expand to new markets;
•	our ability to continue as a going concern for the next twelve months;
•	our ability to maintain and grow our reputation and the market acceptance of our products;
•
our ability to achieve reimbursement from third-party payors or advance Centers for Medicare & Medicaid Services (“CMS”) coverage for our products, including our ability to successfully submit and gain approval of cases for Medicare coverage through Medicare Administrative Contractors (“MACs”);

•	our ability to successfully integrate the operations of AlterG, Inc. (“AlterG”) into our organization, and realize the anticipated benefits therefrom;
•	our ability to have sufficient funds to meet certain future capital requirements, which could impair our efforts to develop and commercialize existing and new products;
•
our ability to achieve expected operating efficiencies and sustain or improve operating expense reductions, and our ability to handle any business disruptions that may occur in connection with streamlining operations;

•	our ability to navigate any difficulties associated with moving production of our AlterG Anti-Gravity Systems to a contract manufacturer;
•	our ability to leverage our sales, marketing and training infrastructure;
•	our ability to grow our business through acquisitions of businesses, products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business;
•	our ability to obtain certain components of our products from third-party suppliers and our continued access to our product manufacturers;
•	our ability to improve our products and develop new products;
•
our compliance with medical device reporting regulations to report adverse events involving our products, which could result in voluntary corrective actions or enforcement actions such as mandatory recalls, and the potential impact of such adverse events on our ability to market and sell our products;

•	our ability to gain and maintain regulatory approvals and to comply with any post-marketing requests;
•	the risk of a cybersecurity attack or incident relating to our information technology systems significantly disrupting our business operations;
•	our ability to maintain adequate protection of our intellectual property and to avoid violation of the intellectual property rights of others;
•	the impact of substantial sales of our shares by certain shareholders on the market price of our ordinary shares;
•	our ability to use effectively the proceeds, if any, of our offerings of securities; and
•	the impact of the market price of our ordinary shares on the determination of whether we are a passive foreign investment company;
•
market and other conditions, including the extent to which inflationary pressures, interest rate, currency rate fluctuations, and changes in trade policies (including tariffs and trade protection measures that have been or may in the future be imposed by the U.S. or other countries), or global instability may disrupt our business operations or our financial condition or the financial condition of our customers and suppliers, including the ongoing Russia-Ukraine conflict, ongoing conflict in the Middle East (including any escalation or expansion) and the increasing tensions between China and Taiwan.

You should not put undue reliance on any forward-looking statements. Any forward-looking statement made in this prospectus speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ from the statements contained herein or therein may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $          million (assuming the sale of the maximum number of securities offered hereby), based upon an assumed combined public offering price of $           per ordinary share and accompanying Warrant (which is the last reported sale price of the ordinary shares on The Nasdaq Capital Market on           , 2025), after deducting the Placement Agent’s fees and estimated offering expenses payable by us, and assuming no sale of Pre-Funded Warrants in this offering and no exercise of the Warrants or Placement Agent Warrants being issued in this offering. However, because this is a reasonable best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus, and we may not sell all or any of the securities we are offering. As a result, we may receive significantly less in net proceeds. We estimate that our net proceeds from the sale of 75%, 50%, and 25% of the maximum number of securities offered in this offering would be approximately $          , $          , and $          , respectively, after deducting the estimated Placement Agents’ fees and estimated offering expenses payable by us, and assuming no sale of any Pre-Funded Warrants and assuming no exercise of the Warrants or Placement Agent Warrants. We will only receive additional proceeds from the exercise of the Warrants we are selling in this offering if the Warrants are exercised for cash. We cannot predict when or if these Warrants will be exercised. It is possible that these Warrants may expire and may never be exercised.

A $10.00 increase or decrease in the assumed combined public offering price of $      per ordinary share and accompanying Warrant would increase or decrease the net proceeds from this offering by approximately $           , assuming that the number of ordinary shares and Warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated placement agent fees and estimated offering expenses payable by us. An increase or decrease of 1,000 ordinary shares and accompanying Warrants offered by us would increase or decrease our proceeds by approximately $        , assuming the assumed combined public offering price of $       per ordinary share and accompanying Warrant remains the same, and after deducting placement agent fees and estimated offering expenses payable by us.

These estimates exclude the proceeds, if any, from the exercise of the Warrants issued in this offering. If all of the Warrants issued in this offering were to be exercised in cash at an exercise price of $          per ordinary share, we would receive additional proceeds of approximately $          million. We cannot predict when or if these Warrants will be exercised. It is possible that these Warrants may expire and may never be exercised. Additionally, the Warrants contain a cashless exercise provision that permit exercise of Warrants on a cashless basis at any time where there is no effective registration statement under the Securities Act covering the issuance of the underlying ordinary shares.

These estimates also exclude the proceeds, if any, from the exercise of the Placement Agent Warrants issued in this offering. If all of the Placement Agent Warrants issued in this offering were to be exercised in cash at an exercise price of $          per ordinary share, we would receive additional proceeds of approximately $          million. We cannot predict when or if these Placement Agent Warrants will be exercised. It is possible that these Placement Agent Warrants may expire and may never be exercised. Additionally, the Placement Agent Warrants contain a cashless exercise provision that permit exercise of Placement Agent Warrants on a cashless basis at any time where there is no effective registration statement under the Securities Act covering the issuance of the underlying ordinary shares.

We intend to use the net proceeds of this offering for continuing commercial efforts, working capital, and general corporate purposes. Although we intend to use the net proceeds of this offering for the foregoing purposes, the planned expenditures may change significantly. As a result, our management will have broad discretion in the allocation of any net proceeds.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds to be received in connection with this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including any unforeseen cash needs. Accordingly, our management will have broad discretion in the timing and application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the net proceeds from this offering.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
DILUTION

If you invest in our securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per ordinary share and accompanying Warrant and the as-adjusted net tangible book value per ordinary share after this offering. Net tangible book value per ordinary share represents our total tangible assets less our total liabilities, divided by the number of ordinary shares outstanding. As of March 31, 2025, our net tangible book value was $10.9 million, or $1.027 per ordinary share, based on 10,630,281 ordinary shares outstanding as of March 31, 2025.

After giving effect to the sale of ordinary shares and accompanying Warrants to purchase up to          ordinary shares at an assumed combined public offering price per ordinary share and accompanying Warrant of $          , the last reported sale price of our ordinary shares on The Nasdaq Capital Market on           , 2025, assuming no sale of any Pre-Funded Warrants in this offering, and after deducting the estimated Placement Agent fees and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the Warrants and Placement Agent Warrants issued in this offering, our net tangible book value as of March 31, 2025 would have been approximately $           million, or approximately $           per share. This represents an immediate increase in the net tangible book value to existing shareholders of $           per share and an immediate dilution in the net tangible book value of $           per ordinary share to the investors purchasing securities in this offering.

The following table illustrates this dilution to new investors purchasing ordinary shares in this offering:

Assumed combined offering price per ordinary share and accompanying Warrant		$
Historical net tangible book value per ordinary share as of March 31, 2025	$1.027
Increase in net tangible book value per ordinary share attributable to this offering		$
As-adjusted net tangible book value per ordinary share as of March 31, 2025 after giving effect to this offering		$
Dilution per ordinary share to investors purchasing ordinary shares in this offering		$

A $10.00 increase in the assumed combined public offering price of $         per ordinary share and accompanying Warrant would increase our as adjusted net tangible book value after this offering by $        , or $         per ordinary share, and the dilution per share to investors purchasing securities in this offering would be approximately $        per ordinary share, assuming that the maximum number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the placement agent fees and estimated offering expenses payable by us. Similarly, a $10.00 decrease in the assumed combined public offering price of $       per ordinary share and accompanying Warrant would decrease our as adjusted net tangible book value after this offering by $       , or $         per ordinary share, and the dilution per share to investors purchasing securities in this offering would be $       per ordinary share, assuming that the maximum number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the placement agent fees and estimated offering expenses payable by us.

We may also increase or decrease the number of securities we are offering from the assumed maximum number of securities set forth above. An increase of            ordinary shares from the assumed maximum number of ordinary shares set forth on the cover page of this prospectus would increase our as adjusted net tangible book value after this offering by $        , or $        per ordinary share, and the dilution per share to investors purchasing securities in this offering would be approximately $        per ordinary share, assuming that the assumed combined public offering price remains the same and after deducting the placement agent fees and estimated offering expenses payable by us. Similarly, a decrease of         ordinary shares from the assumed maximum number of ordinary shares set forth on the cover page of this prospectus would decrease our as adjusted net tangible book value after this offering by $     , or $      per ordinary share, and the dilution per share to investors purchasing securities in this offering would be approximately $        per ordinary share, assuming that the assumed combined public offering price remains the same and after deducting the placement agent fees and estimated offering expenses payable by us.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding options or warrants. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
The information above is as of March 31, 2025 and excludes, as of that date (vested and unvested):

•
323,639 ordinary shares reserved for issuance under our equity incentive plans, of which there were outstanding options to purchase 4,551 ordinary shares at a weighted average exercise price of $186.43 per share and 319,088 ordinary shares underlying unvested RSUs;

•
953 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $52.50 per share, which were granted on December 31, 2015 and December 28, 2016 to Kreos Capital V (Expert Fund) Limited, and are currently exercisable (in whole or in part) until the earlier of (i) December 30, 2025 or (ii) an “M&A Transaction,” as defined in the warrant;

•
64,099 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $12.32 per share, which were issued to certain institutional investors in the private placement on July 6, 2020, and may be exercised until January 6, 2026, subject to the terms thereof;

•
42,326 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $15.95 per share, which were issued to the representative of the placement agent in the private placement on July 6, 2020 and may be exercised until July 2, 2025, subject to the terms thereof;

•
83,821 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $9.38 per share, which were issued to certain institutional investors in the private placement on December 8, 2020 and may be exercised until June 8, 2026, subject to the terms thereof;

•
15,543 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $12.55 per share, which were issued to the representative of the placement agent in the private placement on December 8, 2020 and may be exercised until June 8, 2026, subject to the terms thereof;

•
780,095 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $25.20 per share, which were issued to certain institutional investors in the private placement on February 26, 2021 and may be exercised until August 26, 2026, subject to the terms thereof;

•
93,612 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $32.05 per share, which were issued to the representative of the placement agent in the private placement on February 26, 2021 and may be exercised until August 26, 2026, subject to the terms thereof;

•
1,143,821 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $14.00 per share, which were issued to certain institutional investors in the private placement on September 27, 2021 and may be exercised until March 29, 2027, subject to the terms thereof;

•
137,257 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $17.81 per share, which were issued to the representative of the placement agent in the private placement on September 27, 2021 and may be exercised until September 27, 2026, subject to the terms thereof;

•
1,818,183 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $2.75 per share, which were issued to certain institutional investors in the private placement on January 8, 2025 and may be exercised until January 10, 2028, subject to the terms thereof; and

•
109,091 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares at an exercise price of $3.44 per share, which were issued to the representative of the placement agent in the private placement on January 8, 2025 and may be exercised until January 10, 2028, subject to the terms thereof.

Except as indicated otherwise, the discussion and table above assume no exercise of Warrants accompanying the ordinary shares and Pre-Funded Warrants sold in this offering.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY

We have never declared nor paid any cash dividends, and currently intend to retain all our cash and any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. Investors should not purchase our ordinary shares or other securities with the expectation of receiving cash dividends.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF ORDINARY SHARES

The following summary is a description of the material terms of our ordinary shares. This summary is not complete and is qualified by reference to our Sixth Amended and Restated Articles of Association, which is filed as an exhibit to this prospectus and is incorporated by reference herein. We encourage you to read our Sixth Amended and Restated Articles of Association described herein in its entirety for a complete description of the rights and preferences of our securities.

General

Our authorized share capital currently consists solely of 25,000,000 ordinary shares, par value NIS 1.75 per share. 11,086,260 ordinary shares were issued and outstanding as of May 19, 2025.

All of our issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

For information about deduction of the withholding tax or other duties from dividend payments, see “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and “Item 1A. Risk Factors. Risks Related to Our Incorporation and Location in Israel” of our 2024 Annual Report.

Ordinary Shares

Quorum Requirements

The quorum required for our general meetings of shareholders consists of at least two holders of our ordinary shares present in person or by proxy and holding among them at least 33 1/3% of the total outstanding voting rights.

Vote Requirements

Pursuant to our Articles of Association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. Shareholders may vote at a general meeting either in person, by proxy or by written ballot.

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israel Companies Law, 5799-1999 (the “Israel Companies Law”) or by our Articles of Association. Under the Israel Companies Law, certain matters require special approval, primarily (i) the approval of an extraordinary transaction with a controlling shareholder, (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary), (iii) the terms of employment of the chief executive officer, and (iv) the adoption of a Compensation Policy as required by the Israel Companies Law. For more information, see also “Item 13. Certain Relationships and Related Transactions, and Director Independence. Approval of Related Party Transactions Under Israeli Law” of our 2024 Annual Report. Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also require that the removal of any director from office (other than our external directors) or the amendment of the provisions of our amended articles relating to our staggered board requires the vote of 65% of the total voting power of our shareholders. In addition, the voluntary winding up, or approval of a scheme of arrangement or reorganization, of the Company pursuant to Section 350 of the Israel Companies Law, requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Preferred Shares

The Company may, from time to time, by shareholders resolution, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution (subject to the provisions of the Israel Companies Law). The rights of the holders of ordinary shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that may be issued in the future. As of the date of the filing of this registration statement, we had no preferred shares outstanding.

Transfer of Shares; Share Ownership Restrictions

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Under our Articles of Association, our board of directors must consist of not less than five but no more than thirteen directors, including two external directors as and if required by the Israel Companies Law. Pursuant to our Articles of Association, other than the external directors, for whom special election requirements apply under the Israel Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our directors, other than the external directors, are divided into three classes that are each elected at a general meeting of our shareholders every three years, in a staggered fashion (such that one class is elected each year), and serve on our board of directors unless they are removed by a vote of 65% of the total voting power of our shareholders at a general or special meeting of our shareholders or upon the occurrence of certain events, in accordance with the Israel Companies Law and our Articles of Association. In addition, our Articles of Association allow our board of directors to appoint new directors and appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated.

External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Israel Companies Law. Pursuant to regulations promulgated under the Israel Companies Law, as a company that does not have a controlling shareholder and that complies with the United States securities laws and the corporate governance rules of the Nasdaq Stock Market, we are permitted to “opt out” of the requirement to appoint external directors. In February 2018, we opted out of the requirement to have external directors.

Dividend and Liquidation Rights

Subject to the Israel Companies Law, we may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israel Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israel Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Israel Companies Law defines such profit as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the date of the financial statements is not more than six months before the distribution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Articles of Association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israel Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) ten percent or more of our outstanding issued shares and one percent of our outstanding voting power or (b) ten percent or more of our outstanding voting power.

Subject to the provisions of the Israel Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 60 days prior to the date of the meeting. Furthermore, the Israel Companies Law requires that resolutions regarding the following matters be passed at a general meeting of our shareholders:

•	amendments to our Articles of Association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•
the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management

The Israel Companies Law and our Articles of Association require that notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

Under the Israel Companies Law and under our Articles of Association, our shareholders are not permitted to take action via written consent in lieu of a meeting.

Access to Corporate Records

Under the Israel Companies Law, shareholders generally have the right to review: minutes of our general meetings; our shareholders register and principal shareholders register; our Articles of Association; our annual financial statements; and any document that we are required by law to file publicly with the Israel Companies Registrar or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction with a related party that requires shareholder approval under the related party transaction provisions of the Israel Companies Law. We may deny a request to review a document if we believe it has not been made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital (or of a class thereof) is required by the Israel Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If as a result of a full tender offer the purchaser would own more than 95% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the purchaser offered to purchase will be transferred to the acquirer by operation of law. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, provided that the purchaser is entitled to stipulate that tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the purchaser would own 95% or less of the issued and outstanding share capital of the company or of the applicable class, the purchaser may not acquire shares that will cause its shareholding to exceed 90% of the issued and outstanding share capital of the company or of the applicable class.

Special Tender Offer. The Israel Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israel Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger. The Israel Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israel Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Companies Registrar and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover Measures Under Israeli Law

The Israel Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Upon the closing of our initial public offering, our Articles of Association were amended to provide that no preferred shares are authorized. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles of Association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Israel Companies Law as described above in “- Vote Requirements.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to           ordinary shares, together with Warrants to purchase up to           ordinary shares. We are also offering Pre-Funded Warrants to purchase ordinary shares to those purchasers, whose purchase of our ordinary shares in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares following the consummation of this offering in lieu of the ordinary shares that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%). Each Pre-Funded Warrant will be exercisable for one ordinary share. Each Pre-Funded Warrant is being issued together with the same Warrant described above being issued with each ordinary share. The ordinary shares or Pre-Funded Warrants, as the case may be, and the accompanying Warrants, can only be purchased together in this offering, but the ordinary shares and Pre-Funded Warrants and accompanying Warrants are immediately separable and will be issued separately in this offering. We are also registering the ordinary shares issuable from time to time upon exercise of the Pre-Funded Warrants and Warrants offered hereby.

Ordinary Shares

The description of our ordinary shares under the section “Description of Our Ordinary Shares” in this prospectus is incorporated herein by reference.

Warrants

The following summary of certain terms and provisions of the Warrants included with the ordinary shares and the Pre-Funded Warrants that are being issued hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the Warrants.

Duration and Exercise Price

Each Warrant offered hereby will have an exercise price of $          per share and will be exercisable beginning on the later of: (i) the effective date of the Authorized Share Shareholder Approval and (ii) the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, the Warrants will be exercisable on the Initial Exercise Date. The Warrants will expire on the           anniversary of the Initial Exercise Date. The exercise price and number of ordinary shares issuable upon exercise of the Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares and the exercise price. The Warrants will be issued separately from the ordinary shares and Pre-Funded Warrants and may be transferred separately immediately thereafter.

We intend to promptly, and in no event later than          days after the consummation of this offering, seek shareholder approval for: (i) the Authorized Share Shareholder Approval and (ii) Warrant Shareholder Approval but we cannot assure you that such shareholder approval will be obtained, provided, however, that, if and only if the Pricing Conditions are satisfied, then we will not seek Warrant Shareholder Approval. We have agreed with the investors in this offering that, if we do not obtain shareholder approval for the issuance of the ordinary shares upon exercise of the Warrants at the first shareholder meeting for such purpose after this offering, we will call a shareholder meeting every           days thereafter until the earlier of the date we obtain such approval or the Warrants are no longer outstanding, provided, however, that, if and only if the Pricing Conditions are satisfied, then we will not seek Warrant Shareholder Approval.

Exercisability

The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Warrant to the extent that the holder would own more than 4.99% (or, at the election of the purchaser prior to the issuance of the Warrants, 9.99%) of the outstanding ordinary shares immediately after exercise. Following the issuance of the Warrants, upon notice from the holder to us, the holder may increase or decrease the amount of beneficial ownership of outstanding ordinary shares after exercising the holder’s Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants and in accordance with the rules and regulations of the SEC, provided that any increase in the beneficial ownership limitation shall not be effective until sixty-one (61) days following notice to us.

Cashless Exercise

If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the ordinary shares underlying the Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the Warrants.

Fractional Shares

No fractional ordinary shares will be issued upon the exercise of the Warrants. Rather, the number of ordinary shares to be issued will be rounded up to the next whole share or we will pay a cash adjustment equal to such fraction multiplied by the exercise price to the holder.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Trading Market

There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the warrants will be extremely limited. The ordinary shares issuable upon exercise of the Warrants is currently listed on The Nasdaq Capital Market.

Right as a Shareholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of ordinary shares, the holders of the Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their Warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of greater than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of greater than 50% of the voting power represented by our outstanding ordinary shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. In addition, in certain circumstances, upon a fundamental transaction, the holder of the Warrants will have the right to require us to repurchase its Warrants at the Black-Scholes value; provided, however, that, if the fundamental transaction is not within our control, including not approved by our Board, then the holder will only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of the Warrant that is being offered and paid to the holders of our ordinary shares in connection with the fundamental transaction.

Amendments

The Warrants may be modified or amended, or the provisions thereof waived, with the written consent of the holder of such Warrant and us.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being issued hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

Duration and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price per share equal to $0.0001. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares and the exercise price. The Pre-Funded Warrants will be issued separately from the accompanying Warrants.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or, at the election of the purchaser prior to the issuance of the Pre-Funded Warrant, 9.99%) of the outstanding ordinary shares immediately after exercise. Following the issuance of the Pre-Funded Warrants, upon notice from the holder to us, the holder may increase or decrease the amount of beneficial ownership of outstanding ordinary shares after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants and in accordance with the rules and regulations of the SEC. Purchasers of Pre-Funded Warrants in this offering may also elect prior to the issuance of the Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding ordinary shares, provided that any increase in the beneficial ownership limitation shall not be effective until sixty-one (61) days following notice to us.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ordinary shares determined according to a formula set forth in the Pre-Funded Warrants.

Fractional Shares

No fractional ordinary shares will be issued upon the exercise of the Pre-Funded Warrants. Rather, the number of ordinary shares to be issued will be rounded up to the next whole share or we will pay a cash adjustment to such fraction multiplied by the exercise price to the holder.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Transferability

Subject to applicable law, the Pre-Funded Warrants may be transferred at the option of the holder upon surrender of the Pre-Funded Warrants to us together with the appropriate instruments of transfer.

Trading Market

There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited. The ordinary shares issuable upon exercise of the Pre-Funded Warrants is currently listed on The Nasdaq Capital Market.

Right as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of ordinary shares, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until they exercise their Pre-Funded Warrants. The Pre-Funded Warrants will provide that holders have the right to participate in distributions or dividends paid on our ordinary shares.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of greater than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of greater than 50% of the voting power represented by our outstanding ordinary shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Amendments

The Pre-Funded Warrants may be modified or amended, or the provisions thereof waived, with the written consent of the holder of such Pre-Funded Warrant and us.

Placement Agent Warrants

We have also agreed to issue to the Placement Agent or its designees as compensation in connection with this offering, the Placement Agent Warrants to purchase up to           ordinary shares. The Placement Agent Warrants will be exercisable beginning on the later of: (i) the effective date of the Authorized Share Shareholder Approval and (ii) the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, such Placement Agent Warrants will be exercisable on the Initial Exercise Date and will have substantially the same terms as the Warrants described above, except that the Placement Agent Warrants will have an exercise price of $           per share (representing           % of the combined public offering price per share and accompanying Warrant) and a termination date that will be           years from the commencement of the sales pursuant to this offering. See “Plan of Distribution” below.

Confidential Treatment Requested
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MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a discussion of the material Israeli tax consequences concerning the ownership and disposition of our securities. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Because parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

A non-Israeli resident who derives capital gains from the sale of shares or warrants in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the securities were not held through a permanent establishment that the non-resident maintains in Israel. A partial exemption may be available for non-Israeli resident holders who acquired their securities prior to the issuer’s initial public offering.

However, a non-Israeli “body of persons” (as defined in the Israeli Income Tax Ordinance (New Version), 5721-1961), which includes corporate entities, partnerships and other entities, will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the securities are deemed to be a business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the disposition of shares by a shareholder who (i) is a U.S. resident (for purposes of the treaty), (ii) holds the shares as a capital asset, and (iii) is entitled to claim the benefits afforded to such person by the treaty, is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) the capital gain arising from such sale, exchange, or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange, or disposition is attributed to royalties; (iii) the capital gain arising from the disposition can be attributed to a permanent establishment in Israel; (iv) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of our ordinary shares should be subject to Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our holders may be liable for Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at source and sellers may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

If the above exemptions from capital gains tax are not available, individuals will be subject to a 25% tax rate on capital gains derived from the sale of securities, as long as the individual is not a “substantial shareholder” of the corporation issuing the shares (in which case the individual will be subject to a 30% tax rate), and corporations will be subject to a corporate tax rate (currently 23%). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights how to act, regardless of the source of such right (which source may include shares and rights to shares such as warrants). The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale he or she was a substantial shareholder.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Dividends paid on publicly traded shares, like our ordinary shares, to non-Israeli residents are generally subject to Israeli withholding tax at a rate of 25%, unless a lower rate is provided under an applicable tax treaty and a certificate from the Israeli Tax Authority allowing for a reduced withholding tax rate is obtained in advance. However, if the shareholder is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%; nevertheless, such dividends are generally subject to Israeli withholding tax at a rate of 25% rather than 30%, even if the recipient is a substantial shareholder, if the shares are registered with a nominee company (i.e. held in street name).

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the United States-Israel Tax Treaty) is 25%. The United States Israel Tax Treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technology Enterprise or a Special Preferred Technology Enterprise (certain Israeli tax-benefit programs that may apply to us) or 12.5% otherwise. The aforementioned rates under the United States Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the Treaty U.S. Resident in Israel. We cannot assure you that in the event we declare a dividend we will designate the income out of which the dividend is paid in a manner that will reduce shareholders’ tax liability.

If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technology Enterprise or a Special Preferred Technology Enterprise and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional surtax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025 (the “Threshold Amount”). The Threshold Amount is generally linked to the annual change in the Israeli consumer price index, but it will not be so adjusted during 2025-27. In addition, an individual whose taxable income from Capital Sources in the tax year exceeds the Threshold Amount shall be subject to an additional tax at the rate of 2% on the portion of taxable income from Capital Sources that exceeds the Threshold Amount. For this purpose, “Capital Source” means any source of income (including capital gains, dividends and interest) other than income from business, employment and personal exertion.

Israel Innovation Authority

We have received grants from the Israel Innovation Authority, or the IIA, for research and development programs in the aggregate amount of approximately $2.8 million as of March 31, 2025. We may in the future apply to receive additional grants from the IIA to support our research and development activities. With respect to such grants we are committed to pay royalties at a rate of 3.0% on sales proceeds up to the total amount of grants received, linked to the dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits. As of March 31, 2025, the amount of royalties that we paid to the IIA was $114,000 and the remaining aggregate amount to be returned to the IIA through royalties on future sales was about $1.6 million. If we transfer our manufacturing outside of Israel the rate of royalties and the aggregate amount to be repaid can be increased significantly. Even after payment in full of these amounts, we will still be required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, or the R&D Law, and related regulations and IIA guidelines, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer of such know-how to third parties or outside of Israel, and of the manufacturing or manufacturing rights of such products, technologies or know-how, without the prior approval of the IIA. Therefore, if aspects of our technology are deemed to have been developed with IIA funding, the discretionary approval of an IIA committee would be required for any transfer to third parties of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel or may not grant such approvals at all.

Furthermore, the consideration available to our shareholders in a future transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

In addition to the above, we are required to notify the IIA of any change in our means of control (e.g. equity or the right to nominate board members) and if any non-Israeli entity becomes an interested party in us (e.g. (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer) or if an existing foreign interested party purchases or is issued any means of control in us, we will be required to have such foreign interested party to sign an undertaking to comply with the rules and regulations applicable to the grant programs of the IIA and the R&D Law.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares and Pre-Funded Warrants and accompanying Warrants or components thereof, which we refer to collectively as the “Securities,” by a U.S. Holder (as defined below). This description addresses only the U.S. federal income tax consequences to U.S. Holders that will hold such Securities as capital assets. This description does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	certain former citizens or long-term residents of the United States;

•	persons that received our Securities as compensation for the performance of services;

•	persons that will hold our Securities as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our Securities through such an entity;

•	S corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	holders whose “functional currency” is not the U.S. Dollar;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Securities being taken into account in an applicable financial statement; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our Securities.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the “IRS”, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of the Securities or that such a position would not be sustained. Holders should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

For purposes of this description, a “U.S. Holder” is a beneficial owner of the Securities that, for United States federal income tax purposes, is:

•	An individual holder that is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Securities, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Distributions

As noted above, we do not anticipate paying any cash dividends in the foreseeable future. Nevertheless, subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to applicable limitations (and assuming that we are not a passive foreign investment company for our taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. Holders may qualify for the preferential rates of taxation with respect to dividends on ordinary shares if certain requirements, including share holding period requirements, are satisfied by the recipient and either we are eligible for the benefits of the United States-Israel Tax Treaty or our ordinary shares are readily tradable on an established market in the United States. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a return of your adjusted tax basis in our ordinary shares to the extent thereof and thereafter as either long-term or short-term capital gain depending upon whether your holding period for our ordinary shares exceeds one year as of the time such distribution is received. However, we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. Dividends paid to you with respect to our ordinary shares will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.

The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” you generally will recognize gain or loss on the sale, exchange or other taxable disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such shares (taking into account the rules discussed above). Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holder may be eligible for preferential rates of taxation. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any recognized gain or loss of a U.S. Holder generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a passive foreign investment company, or PFIC under Section 1297 of the Code, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average quarterly value of its total gross assets (which may be measured in part by the market value of our ordinary shares, which is subject to change as discussed below) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile. If we are characterized as a “controlled foreign corporation,” or a “CFC” under Section 957(a) of the Code and not considered publicly traded throughout the relevant taxable year, however, the passive asset test may be applied based on the adjusted tax bases of our assets instead of the fair market value of each asset (as described above).

Based on our gross income and assets, the market price of our ordinary shares and the nature of our business, we believe that we were not a PFIC for the taxable year ended December 31, 2024. This determination, however, is subject to uncertainty. In addition, there is a significant risk that we may be a PFIC for the current or future taxable years, depending on the market price of our ordinary shares and the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold. Accordingly, no assurances can be made regarding our PFIC status in the current or one or more subsequent years, and our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year ended December 31, 2024, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of our PFIC subsidiaries, such subsidiaries referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed below on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

If an entity is treated as a PFIC for any taxable year during which a U.S. Holder holds (or, as discussed in the previous paragraph, is deemed to hold) its ordinary shares, such holder will be subject to adverse U.S. federal income tax rules. In general, if a U.S. Holder disposes of shares of a PFIC (including an indirect disposition or a constructive disposition of shares of a “lower-tier PFIC”), gain recognized or deemed recognized by such holder would be allocated ratably over such holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before the entity became a PFIC, if any, would be treated as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution in respect of shares of a PFIC (or a distribution by a lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder) in excess of 125% of the average of the annual distributions on such shares received or deemed to be received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the manner described above. In addition, dividend distributions made to you will not qualify for the preferential rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC, unless we subsequently again become a PFIC.

Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to us.

If we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to our ordinary shares (but not the shares of any lower-tier PFICs), which may help to mitigate the adverse tax consequences resulting from our PFIC status (but not that of any lower-tier PFICs). Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Capital Market is a qualified exchange for this purpose and, consequently, if the ordinary shares are regularly traded, the mark-to-market election will be available to a U.S. Holder; however, there can be no assurance that trading volumes will be sufficient to permit a mark-to-market election. In addition, because a mark-to-market election with respect to us does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. U.S. Holders should consult their tax advisors regarding the availability and consequences of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to our ordinary shares if we have “lower-tier PFICs” for which such election is not available. Once made, the mark-to-market election cannot be revoked without the consent of the IRS unless our ordinary shares cease to be “regularly traded.”

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. A failure to file such form may result in penalties and may suspend the running of the statute of limitations on the tax return. If we were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ordinary shares.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Securities. You should consult your tax advisor concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares in your particular situation.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
PLAN OF DISTRIBUTION

Pursuant to an engagement agreement, dated          , 2025, or the Engagement Agreement, we have engaged               , or the Placement Agent, to act as our exclusive placement agent to solicit offers to purchase the securities offered pursuant to this prospectus on a “reasonable best efforts” basis. The Engagement Agreement does not give rise to any commitment by the Placement Agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the Engagement Agreement. The Placement Agent is not purchasing or selling any of the securities offered by us under this prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of securities. This is a reasonable best efforts offering, and there is no minimum offering amount required as a condition to the closing of this offering. The Placement Agent has agreed to use reasonable best efforts to arrange for the sale of the securities by us. Therefore, we may not sell all of the ordinary shares, Pre-Funded Warrants and Warrants being offered. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of years following the closing of the offering, subject to certain exceptions; and (ii) a covenant to not enter into any equity financings for           days from closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

•
standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

•
covenants regarding matters such as no integration with other offerings, filing of a Current Report on Form 8-K to disclose entering into these securities purchase agreements, no shareholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of ordinary and no subsequent equity sales for           days.

Delivery of the ordinary shares, the Warrants and the Pre-Funded Warrants, if any, offered hereby is expected to occur on or about                    , 2025, subject to the satisfaction of certain customary closing conditions.

Fees and Expenses

We have agreed to pay the Placement Agent a total cash fee equal to      % of the aggregate gross proceeds raised in this offering and a management fee equal to       % of the aggregate gross proceeds raised in this offering. We will also pay the Placement Agent a non-accountable expense allowance of $       and up to $            for the expenses of its clearing firm and will reimburse the Placement Agent’s legal fees and expenses in an amount up to $           . We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent’s fees and expenses, will be approximately $    . After deducting the Placement Agent’s fees and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $     .

The following table shows the per ordinary share, per Pre-Funded Warrant and total cash fees we will pay to the Placement Agent in connection with the sale of the ordinary shares, the Warrants and the Pre-Funded Warrants pursuant to this prospectus.

	Per Ordinary Share and Accompanying Warrant	Per Pre-Funded Warrant and Accompanying Warrant	Total
Combined public offering price
Placement Agent fees
Proceeds to us, before expenses

Placement Agent Warrants

We have agreed to grant Placement Agent Warrants to the Placement Agent or its designees to purchase a number of ordinary shares equal to               % of the aggregate number of ordinary shares and Pre-Funded Warrants sold to the investors in this offering. The Placement Agent Warrants will have an exercise price of $         per ordinary share (        % of the combined public offering price per ordinary share and accompanying Warrant), will be exercisable beginning on the effective date of the Warrant Shareholder Approval, provided however, if the Pricing Conditions are met, such Placement Agent Warrants will be exercisable upon issuance and will terminate on the               anniversary of the commencement of sales in this offering. The Placement Agent Warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent Warrant will be included as an exhibit to this Registration Statement of which this prospectus forms a part.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
The Placement Agent Warrants provide for customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110. Pursuant to FINRA Rule 5110(e), the Placement Agent Warrants and any shares issuable thereunder shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the Placement Agent persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Forms S-3, F-3 or F-10; or (vii) back to us in a transaction exempt from registration under the Securities Act.

Right of First Refusal

We have granted the Placement Agent a right of first refusal for a period of                   months following the closing of this offering to act as sole book-running manager, sole underwriter or sole placement agent for each and every future public or private offering or other capital-raising financing of equity, equity-linked or debt securities by us or any of our successors or subsidiaries, subject to certain exceptions. Notwithstanding anything to the contrary contained in this paragraph, in accordance with FINRA Rule 5110(g)(6)(A)(i), any such right of first refusal described in this paragraph shall not have a duration of more than three years from the commencement of sales of the first offering or the termination date of the term of the Engagement Agreement.

Tail

We have also agreed to pay the Placement Agent a tail fee equal to (i) a cash fee of          % raised in any financing subject to the tail provision, and (ii) warrant coverage equal to          % of the aggregate number of ordinary shares (or ordinary share equivalent) placed in any offering financing subject to the tail provision, as applicable to such financing, provided that in each case (i) or (ii) such compensation shall not apply to the gross proceeds received by us upon exercise or conversion in the ordinary course of any warrants or other convertible securities issued as part of the offering (other than Pre-Funded Warrants), if any investor, who was contacted by the Placement Agent or introduced to us during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction during the -month period following expiration or termination of our engagement of the Placement Agent, subject to certain exceptions.

Other Relationships

From time to time, the Placement Agent or its affiliates has provided, or may provide in the future, various advisory, investment and commercial banking and other services to us or our affiliates in the ordinary course of business, for which it has or may receive customary fees and commissions. Except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any services.

In addition, in the ordinary course of their business activities, the Placement Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Placement Agent and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Determination of Offering Price

The combined public offering price per ordinary share and accompanying Warrant and the combined public offering price per Pre-Funded Warrant and accompanying Warrant we are offering, and the exercise prices and other terms of the Warrants were negotiated between us and the investors, in consultation with the Placement Agent based on the trading of our ordinary shares prior to this offering, among other things. Other factors considered in determining the offering prices of the securities we are offering and the exercise prices and other terms of the Warrants include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-Up Agreements

We and each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of          (          ) days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our ordinary shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of           years following the closing date of this offering, subject to certain exceptions. The Placement Agent may waive this prohibition in its sole discretion and without notice.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449. There is no established public trading market for the Warrants and the Pre-Funded Warrants, and we do not plan on making an application to list the Warrants or the Pre-Funded Warrants on Nasdaq, any national securities exchange or other nationally recognized trading system. We will act as the registrar and transfer agent for the Warrants and the Pre-Funded Warrants.

Nasdaq Listing

Our ordinary shares are currently listed on The Nasdaq Capital Market under the symbol “LFWD.” On            , 2025, the reported closing price per ordinary share was $           . We do not plan to list the Warrants or the Pre-Funded Warrants on The Nasdaq Capital Market or any other securities exchange or trading market.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Placement Agent may be required to make with respect to any of these liabilities.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b- 5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent, and should not be relied upon by investors.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by Goldfarb Gross Seligman & Co., Tel Aviv, Israel. Certain legal matters with respect to U.S. federal securities laws and New York law will be passed upon for us by Goodwin Procter LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Placement Agent by           .

EXPERTS

The consolidated financial statements of Lifeward Ltd. incorporated by reference in Lifeward Ltd.'s Annual Report (Form 10-K) as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as an expert in accounting and auditing. The offices of Kost, Forer Gabbay & Kasierer are located at 144 Menachem Begin Road, Tel Aviv, 6492102.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the securities being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the securities offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act applicable to U.S. domestic issuers and, as such, file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We also maintain a corporate website at https://golifeward.com/. Information that we furnish to or file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to, or exhibits included in, these reports, are available for download, free of charge, on our website as soon as reasonably practicable after such materials are filed or furnished with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at: Lifeward Ltd., 200 Donald Lynch Blvd., Marlborough, MA 01752, Attn: Investor Relations, or ir@golifeward.com, telephone number 508-251-1154.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and periodic reports and other information with the SEC (File No. 001-36612). These filings contain important information which does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 7, 2025;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 15, 2025;

•
our current reports on Form 8-K filed with the SEC on January 8, 2025, January 8, 2025, January 13, 2025, February 20, 2025, March 7, 2025, April 14, 2025, April 15, 2025, and May 19, 2025 (in each case other than any portions thereof deemed furnished and not filed); and

•
the description of our ordinary shares contained in Item 1 of the Registration Statement on Form 8-A (File No. 001-36612) filed with the SEC on September 2, 2014, as updated by Exhibit 4.2 to the Annual Report on Form 10-K filed with the SEC on February 24, 2022 (Description of the Company’s securities registered pursuant to Section 12 of the Exchange Act) and any other amendment or report filed for the purpose of updating that description.

In addition, we incorporate by reference into this prospectus any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made (i) on or after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement, and (ii) on or after the date of this prospectus but prior to the termination of the offering (i.e., until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus forms a part has been withdrawn). Notwithstanding the foregoing, no information is incorporated by reference into this prospectus where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless we indicate in the report or filing containing such information that the information is to be considered “filed” under the Exchange Act or is to be incorporated by reference into this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Lifeward Ltd., 200 Donald Lynch Blvd., Marlborough, MA 01752, Attn: Investor Relations, or ir@golifeward.com, telephone number 508-251-1154.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. It may be difficult to obtain service of process within the United States upon us, upon our directors and executive officers, a majority of whom reside outside of the United States, and upon those Israeli experts named in this prospectus who reside outside of the United States. Furthermore, because a majority of our assets and a majority of our directors and executive officers are located outside of the United States, any judgment obtained in the United States against us, certain of our directors and executive officers or the Israeli experts named herein may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, Goldfarb Gross Seligman & Co., Tel Aviv, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

In this regard, our articles of association provide that, unless we consent in writing to the selection of an alternative forum, (i) the federal courts of the United States will be the exclusive forum for the resolution of any claim arising under the Securities Act of 1933, as amended, and (ii) the Tel-Aviv District Court will be the exclusive forum for (a) a derivative action or derivative proceeding that is filed in the name of the Company; (b) any action grounded in a breach of fiduciary duty of a director, officeholder or other employee towards us or our shareholders; or (c) any action the cause of which results from any provision of the Companies Law or the Israel Securities Law, 5728-1968. We have retained the ability to consent to an alternative forum if we determine shareholder interests are best served by permitting a particular dispute to proceed in a forum other than the federal district courts or State of Israel, as applicable. However, there is uncertainty as to whether a court would enforce these provisions.

We have irrevocably appointed our subsidiary, Lifeward Inc., which is incorporated in Delaware, as our agent to receive service of process in any action against us in any United States federal or state court arising out of offering or any purchase or sale of securities in connection with this prospectus. Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable foreign judgment in a civil matter, provided that, among other things:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the foreign state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgment is not contrary to the public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and

•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Traditionally, in an action before an Israeli court to recover an amount in a non-Israeli currency, the Israeli court issues a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus a per-annum statutory rate of interest set on a quarterly basis by Israeli regulations. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

Up to           Ordinary Shares and accompanying Warrants to Purchase Up to          Ordinary Shares
or
Up to          Pre-Funded Warrants to Purchase Up to          Ordinary Shares and accompanying Warrants to
Purchase Up to          Ordinary Shares

Up to          Placement Agent Warrants to Purchase Up to          Ordinary Shares
Up to          Ordinary Shares Issuable Upon Exercise of the Warrants, Pre-Funded Warrants and Placement Agent Warrants

PRELIMINARY PROSPECTUS

, 2025

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses(1)		*
Accountants’ fees and expenses		*
Miscellaneous		*
TOTAL	$	*

(1) Represents estimated fees of the registrant’s Israeli and U.S. securities counsel.
* To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles of Association include such a provision. An Israeli company also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Israeli Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a civil or criminal fine or forfeit levied against the office holder.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted by our Articles of Association, the Israeli Companies Law and the Israeli Securities Law, 5728-1968.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Israeli Companies Law.

Item 15. Recent Sales of Unregistered Securities.

On January 7, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors (who are the selling shareholders named herein) in connection with a registered direct offering, priced at-the-market under Nasdaq Stock Market rules, to purchase 1,818,183 ordinary shares and, in a concurrent private placement (collectively, with the registered direct offering, the “Offering”), warrants (the “January 2025 Warrants”) to purchase up to 1,818,183 ordinary shares (the ordinary shares issuable upon exercise of the January 2025 Warrants, the “January 2025 Warrant Shares”). The January 2025 Warrants are immediately exercisable upon issuance, will expire three years following the issuance date and have an exercise price of $2.75 per share. The January 2025 Warrants and the ordinary shares issuable upon the exercise of such warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act.

Pursuant to an engagement letter with HCW (the “HCW Engagement Agreement”), HCW acted as the placement agent for the Offering. Pursuant to the HCW Engagement Agreement, the Company has (i) paid the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds of the Offering, (ii) paid the placement agent a management fee of 1.0% of the aggregate gross proceeds of the Offering, and (iii) reimbursed the Placement Agent for certain expenses and legal fees. In addition, upon the exercise of any January 2025 Warrants for cash, the Company has agreed to (i) pay the Placement Agent a cash fee equal to 7.0% of the aggregate exercise price paid in cash, (ii) pay the Placement Agent a management fee of 1.0% of the aggregate exercise price paid in cash and (iii) issue to the Placement Agent or its designees warrants to purchase ordinary shares.

The Company has also issued to the placement agent or its designees warrants (the “January 2025 PA Warrants”) to purchase up to 109,091 ordinary shares at an exercise price of $3.4375 per ordinary share, exercisable beginning upon issuance until three years following the issuance date. The January 2025 PA Warrants and the ordinary shares issuable upon the exercise of the January 2025 PA Warrants were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act.

The gross proceeds to the Company from the Offering were approximately $5.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering for continuing commercial efforts, working capital, and general corporate purposes.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Item 16. Exhibits and Financial Statement Schedules.

(a)  Exhibits

Exhibit No.	Description
2.1^
Agreement and Plan of Merger, dated as of August 8, 2023, by and among ReWalk Robotics, Inc., Atlas Merger Sub, Inc., AlterG Inc. and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 9, 2023).

3.1	Sixth Amended and Restated Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024).
4.1	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s registration statement on Form F-1/A (File No. 333-197344), filed with the SEC on August 20, 2014).
4.2
Warrant, dated December 30, 2015, between the Company and Kreos Capital V (Expert Fund) Limited (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2016).

4.3
First Amendment to Warrant to Purchase Shares between the Company and Kreos Capital V (Expert Fund) Limited, dated November 20, 2018 (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on November 21, 2018).

4.4	Form of common warrant from February 2020 best efforts offering (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 10, 2020).
4.5	Form of placement agent warrant from February 2020 best efforts offering (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the SEC on February 10, 2020).
4.6	Form of purchaser warrant from the July 2020 private placement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2020).
4.7	Form of placement agent warrant from the July 2020 private placement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2020).
4.8	Form of purchaser warrant from the December 2020 private placement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2020).
4.9	Form of placement agent warrant from the December 2020 private placement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2020).
4.10	Form of purchaser warrant from the February 2021 private placement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2021).
4.11	Form of placement agent warrant from the February 2021 private placement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 25, 2021).
4.12	Form of ordinary warrant from the September 2021 private placement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2021).
4.13
Form of placement agent warrant from the September 2021 private placement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2021).

4.14	Form of pre-funded warrant from the September 2021 private placement (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2021).
4.15	Form of purchaser warrant from the January 2025 private placement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on January 8, 2025).
4.16	Form of placement agent warrant from the January 2025 private placement (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K/A filed with the SEC on January 8, 2025).
4.17*	Form of Pre-Funded Warrant.
4.18*	Form of Warrant.
4.19*	Form of Placement Agent Warrant.
5.1*	Opinion of Goldfarb Gross Seligman & Co., Israeli counsel to the Company.
5.2*	Opinion of Goodwin Procter LLP, U.S. counsel to the Company.
10.1
Letter of Agreement, dated July 11, 2013, between the Company and Sanmina Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2021).

10.2
License Agreement, dated May 16, 2016, between the Company and the President and Fellows of Harvard College (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed with the SEC on February 18, 2021).

10.3
Form of indemnification agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.11 to the Company’s registration statement on Form F-1/A (File No. 333-197344), filed with the SEC on August 20, 2014).

10.4#	2014 Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s registration statement on Form S-8 (File No. 333-239258), filed with the SEC on June 18, 2020).
10.5#
Executive Employment Agreement, dated as of January 17, 2011, between the Company and Larry Jasinski (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).

10.6#
Amendment No. 1 to the Executive Employment Agreement, dated as of September 23, 2020, by and between the Company and Larry Jasinski (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2025).

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

10.7#
2014 Incentive Compensation Plan Form of Option Award Agreement for employees and executives (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).

10.8#
2014 Incentive Compensation Plan Form of Restricted Share Unit Award Agreement for non-Israeli employees, and executives (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).

10.9#
2014 Incentive Compensation Plan Form of Restricted Share Unit Award Agreement for Israeli non-employee directors, employees and executives (incorporated by reference to Exhibit 10.20.1 to the Company’s registration statement on Form S-1 (File No. 333-227852), filed with the SEC on October 15, 2018).

10.10#
2014 Incentive Compensation Plan Form of Restricted Share Unit Award Agreement between the Company and Jeffrey Dykan, as director (incorporated by reference to Exhibit 10.20.2 to the Company’s registration statement on Form S-1 (File No. 333-227852), filed with the SEC on October 15, 2018).

10.11#
2014 Incentive Compensation Plan Prior Form of Restricted Share Unit Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, as amended on May 6, 2016).

10.12#
2014 Incentive Compensation Plan New Form of Restricted Share Unit Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.22 to the Company’s registration statement on Form S-1 (File No. 333-227852), filed with the SEC on October 15, 2018).

10.13#
2014 Incentive Compensation Plan Prior Form of Option Award Agreement for Israeli non-employee directors (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2017, as amended on April 27, 2017).

10.14#
2014 Incentive Compensation Plan Prior Form of Option Award Agreement for non-Israeli non-employee directors (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2017, as amended on April 27, 2017).

10.15
Amendment No. 1 to the Exclusive License Agreement and Amendment No. 2 to the Research Collaboration Agreement, dated April 1, 2018, between the Company and the President and Fellows of Harvard College (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2018).

10.16#
Employment Agreement, dated July 9, 2021, by and between the Company and Jeannine Lynch (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2021).

10.17#
Employment Agreement, dated September 2, 2022, by and between the Company and Michael A. Lawless (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2022).

10.18#
Employment Agreement dated December 10, 2019, by and between the Company and Almog Adar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2022).

10.19#
Amendment No. 1 to Employment Agreement, dated May 4, 2023, by and between the Company and Almog Adar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2023).

10.20#
Employment and Relocation Agreement, dated as of July 17, 2024, by and between the Company and Almog Adar (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024).

10.21#
Employment Agreement, dated as of August 11, 2023, by and between the Company and Charles Remsberg (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023).

10.22
Consulting Agreement, dated as of January 1, 2023), by and between the Company and Richner Consultants LLC (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 9, 2023).

10.23#
Lifeward Ltd. Compensation Policy for Executive Officers and Non-Executive Directors (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 9, 2023).

10.24#
Employment Agreement, dated as of August 11, 2023, by and between the Company and Charles Remsberg (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023).

10.25#
Form of Restricted Share Unit Award (Inducement Award) for non-Israeli employees and executives (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023).

10.26*#	Form of Nonqualified Stock Option Award (Inducement Award) for non-Israeli employees and executives.
10.27
Manufacturing Services Agreement, dated as of October 3, 2024, by and between the Company and Cirtronics Corporation (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2025).

10.28
At The Market Agreement dated March 7, 2025 by and between the Company and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2025).

10.29*#	Employment Agreement, dated May 16, 2025, by and between Lifeward, Inc. and Mark Grant.
10.30*	Form of Securities Purchase Agreement.
21.1	List of subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2024).
23.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited.
23.2*	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).
23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.2).
24.1*	Power of Attorney (included in the signature page to this Registration Statement).
107*	Filing Fee Table.

* To be filed by amendment.
# Indicates a management contract or any compensatory plan, contract or arrangement.
^ Certain identified information in the exhibit has been omitted because it is the type of information that (i) the Company customarily and actually treats as private and confidential, and (ii) is not material.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)	The undersigned hereby undertakes that:

a.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on this          day of          , 2025.

LIFEWARD LTD.

By:	/s/ Larry Jasinski
Name:	Larry Jasinski
Title:	Chief Executive Officer

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Larry Jasinski and Michael Lawless, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title of Capacities	Date

/s/ Larry Jasinski	Director and Chief Executive Officer	, 2025
Larry Jasinski	(Principal Executive Officer)

/s/ Michael Lawless	Chief Financial Officer	, 2025
Michael Lawless	(Principal Financial Officer)

/s/ Almog Adar	Vice President of Finance	, 2025
Almog Adar	(Principal Accounting Officer)

/s/ Joseph Turk	Chairman, Board of Directors	, 2025
Joseph Turk

/s/ John William Poduska	Director	, 2025
Dr. John William Poduska

/s/ Hadar Levy	Director	, 2025
Hadar Levy

/s/ Michael Swinford	Director	, 2025
Michael Swinford

/s/ Robert J. Marshall	Director	, 2025
Robert J. Marshall

/s/ Randel Richner	Director	, 2025
Randel Richner